Robert M. Kurucza 202.346.4515 RKurucza@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

EDGAR Correspondence

August 15, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Meridian Fund, Inc. (the “Corporation”)
Post-Effective Amendment No. 41 under the
Securities Act of 1933 (the “1933 Act”) and Amendment No. 42 under the
Investment Company Act of 1940 (the “1940 Act”)
File Nos. 2-90949 and 811-04014

Ladies and Gentlemen:

In connection with the registration of the Corporation under the 1940 Act and the issuance of an indefinite number of its securities under the 1933 Act, we are transmitting for filing on EDGAR pursuant to Rule 485(a) under the 1933 Act, Post-Effective Amendment No. 41 and Amendment No. 42 under the 1940 Act to the Corporation’s Registration Statement on Form N-1A.

This Post-Effective Amendment is being filed to register a new series of the Corporation, Meridian Small Cap Growth Fund.

If you have any questions, please contact me at 202-346-4515.

Very truly yours,

/s/ Robert M. Kurucza
Robert M. Kurucza